September 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jane Park

Re:	Apexigen, Inc.

Registration Statement on Form S-1

File No. 333-266846

Acceleration Request

Requested Date:	September 9, 2022
Requested Time:	4:05 p.m. Eastern Time,
or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Apexigen, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-266846) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Michael E. Coke at (650) 565-3596.

Please direct any questions or comments regarding this acceleration request to Michael E. Coke at (650) 565-3596.

[Signature Page Follows]

Sincerely,

APEXIGEN, INC.

/s/ Xiaodong Yang
Xiaodong Yang, M.D., Ph.D.
President and Chief Executive Officer

cc:	Francis Sarena, Apexigen, Inc.

Michael E. Coke, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Lance Brady, Wilson Sonsini Goodrich & Rosati, Professional Corporation